SEC
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AUG 2 7 2012

Washington DC
402



SEC SION

12062227

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 6th Avenue, STE 1009
(No. and Street)

Seattle, WA 98121-2527
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Eskenazi 206-441-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Schilz & Co.
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, STE 240 Bellevue, WA 98005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Eskenazi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allied Asset Management, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public
State of Washington
MATT TOWNING
My Appointment Expires Aug 22, 2015



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations and Other Comprehensive Income.
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2012

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

PETER SCHILZ & CO.

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2012

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2012

TABLE OF CONTENTS

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Allied Asset Management, Inc. (the Company) as of June 30, 2012, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Asset Management, Inc. at June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

August 22, 2012

Peter Schilz + Co.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

Cash and cash equivalents		$44,958
Marketable securities		6,801
Commissions receivable		27,152
TOTAL CURRENT ASSETS		78,911
TOTAL ASSETS		$78,911

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued wages		$60,623
Accrued liabilities		753
Deferred income taxes (Note 3)		435
TOTAL CURRENT LIABILITIES		61,811
COMMITMENTS AND CONTINGENCIES (NOTES 5, 9 AND 11)		
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 50,000 shares authorized; 500 shares issued and outstanding	$500	
Additional paid-in capital	1,000	
Retained earnings	13,046	
Accumulated other comprehensive income on marketable securities	2,554	17,100
TOTAL STOCKHOLDERS' EQUITY		17,100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$78,911

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED JUNE 30, 2012

REVENUES	
Commissions	$337,193
Interest	33
TOTAL INCOME	337,226
EXPENSES	
Salary, officer	256,564
Rent and parking	27,368
Professional fees	18,005
Taxes, payroll	10,741
Telephone	7,535
Office expense	4,270
Dues and subscriptions	3,288
Taxes, business	2,530
Postage and delivery	1,776
Auto	1,620
Benefits, employee	1,464
Licenses	1,460
Insurance	605
TOTAL EXPENSES	337,226
NET INCOME BEFORE FEDERAL INCOME TAXES	0
PROVISION FOR FEDERAL INCOME TAXES	0
NET INCOME	0
OTHER COMPREHENSIVE INCOME (LOSS)	
Unrealized (loss) on investment in marketable securities, net of taxes	(672)
TOTAL COMPREHENSIVE INCOME (LOSS)	$(672)

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances, June 30, 2011	$500	$1,000	$3,226	$13,046	$17,772
Comprehensive income:					
Net income				0	0
Unrealized (loss) on marketable securities arising during the year			(672)		(672)
Balances, June 30, 2012	$500	$1,000	$2,554	$13,046	$17,100

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$(672)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Decrease in marketable securities	789
Decrease in commissions receivable	9,485
Decrease in accrued wages	(9,762)
Decrease in accrued liabilities	(97)
Decrease in deferred taxes	(118)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(375)
NET INCREASE (DECREASE) IN CASH	(375)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	45,333
CASH AND CASH EQUIVALENTS, END OF YEAR	$44,958

No cash was paid for either interest or income taxes for the year ended June 30, 2012.

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Allied Asset Management, Inc.'s (the Company's) financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 15, 1984 and operates as an investment brokerage house in Seattle, Washington. The Company does not hold customer funds or securities in its own accounts. All customer funds received are immediately remitted to the appropriate investment or insurance company. The Company has one employee. This employee is responsible for all accounting functions, including writing checks, making bank deposits, and recording daily sales activity.

MARKETABLE SECURITIES

The Company classifies its marketable securities as available for sale and they are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized holding gains and losses, net of taxes, are reported as a separate component in stockholders' equity.

COMMISSIONS RECEIVABLE

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The company utilizes the allowance method of accounting for bad debts. In the opinion of management, no allowance for doubtful accounts is required.

DEPRECIATION

Depreciation has been provided using the straight-line method over the estimated useful lives of 5 to 7 years. The Company uses accelerated methods of depreciation for federal income tax purposes.

ADVERTISING

Advertising costs are expensed as incurred.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PENSION PLAN

The Company has a pension plan which is based on Section 408(k) of the Internal Revenue Code. It is the Company's intent to make discretionary contributions limited to the lesser of 25% of each eligible employee's compensation or $49,000. The Company has elected to not make a contribution for the year ended June 30, 2012.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SIGNIFICANT ECONOMIC AND GROUP CONCENTRATION OF CREDIT RISK

As stated in Note 1, the Company receives commissions on behalf of customers. During the year ended June 30, 2012, no individual customer represented more than 5% of commission revenues.

As of June 30, 2012, commissions receivable totaled $27,152 and were collected within thirty days.

As of June 30, 2012, the Company has no amounts in bank accounts in excess of the insurance limits provided by a governmental agency.

3. INCOME TAXES

FEDERAL TAXES

The Company files a corporate tax return with Internal Revenue Service. The Company's federal tax return is subject to possible examination by the taxing authorities until the expiration of the statute of limitations. Federal income tax returns generally have a three year statute of limitations.

3. INCOME TAXES (CONTINUED)

FEDERAL TAXES (CONTINUED)

The Company accounts for Federal income taxes in accordance with Financial Accounting Standards Board (FASB) ASC 740-10, *Income Taxes*, whereby it prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. For those benefits to be recognized, a tax position must be a more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended June 30, 2012, the Company has no material uncertain tax positions to be accounted for in the financial statements.

The Company's policy for classifying interest and penalties associated with its tax positions that are recognized in the financial statements is to include them with the related income tax amounts.

The Company provides deferred income tax expense and benefits resulting from timing differences between financial statement income and taxable income. Such differences arise primarily from unrealized gains on investments.

On June 30, 2012, the Company had a net operating loss carry forward of $2,617 that may be used to offset future taxable income. Net deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Due to the fact that the Company has shown no history of generating taxable income, the Company established a valuation allowance against its deferred tax assets as of June 30, 2012. The expected tax benefit that would result from applying federal statutory tax rates to the pre-tax income differs from amounts reported in the financial statements because of this valuation allowance.

STATE AND EXCISE TAXES

The Company files tax returns with the State of Washington Department of Revenue and the City of Seattle. The State of Washington and City of Seattle have four years after the close of the tax year to audit the Company's returns. The Company has not been audited by either taxing authority.

CURRENT INCOME TAXES

The net operating loss carryforward available is $2,617 expiring in 2015.

DEFERRED INCOME TAXES

Deferred income taxes of $435 have been provided for the unrealized appreciation of marketable securities as of June 30, 2012.

4. RELATED PARTY TRANSACTIONS

The Company and its affiliate, AAM Insurance, Inc., have common ownership and management and share the same office. Common expenses such as rent, office supplies, and telephone are allocated based on the relative revenues of the combined companies. The Company acts as the common paymaster for the payroll and payroll taxes for the combined companies and then allocates the expense using relative revenues of the combined companies. Amount due to the affiliate at June 30, 2012 totaled $0. All wages are paid to the single owner/employee of the Company. No allowance for accrued compensated absences has been recorded for the single owner/employee as the amount can not be reasonably estimated.

5. LEASE COMMITMENT

The Company entered into an operating lease for office space for five years effective June 1, 2008. The following is a summary of minimum rental payments under the lease. Annual rents will be adjusted based on the consumer price index.

For the years ending June 30:	
2013	$23,386
2014	-
2015	-
2016	-
Thereafter	-
	$23,386

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital at June 30, 2012 is $16,515, which is $11,515 over the minimum required of $5,000.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

7. COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at June 30, 2012:

Stockholders' equity	$17,100
Less: Non allowable assets	
Net fixed assets	0
Add:	
Deferred income taxes	435
Net capital before haircuts on securities	17,535
Haircuts on securities; other securities	(1,020)
Net capital	16,515
Less: Required net capital	5,000
Excess net capital	$11,515

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$61,376

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$11,515
Ratio: Aggregate indebtedness to net capital	3.72 to 1

8. RECONCILIATION TO JUNE 30, 2012 FOCUS REPORT

NET CAPITAL

Net capital per unaudited FOCUS report at June 30, 2012	$16,080
Audit adjustments:	
Deferred income taxes	435
Net capital as adjusted	$16,515

AGGREGATE INDEBTEDNESS

Aggregate indebtedness per unaudited FOCUS report at June 30, 2012	$61,376
Total aggregate indebtedness	$61,376

9. CONTINGENCIES

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

10. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors –
- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 –
- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information –
- Not required because gross revenues are less than $500,000.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 22, 2012, which is the date of these financial statements.

REPORT ON INTERNAL CONTROL

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Allied Asset Management, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 22, 2012